As confidentially submitted with the United States Securities and Exchange Commission on August 10, 2017 as Amendment No. 2 to the Confidential Submission.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABLYNX NV

(Exact name of registrant as specified in its charter)

Belgium	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 (0)9 262 00 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Management Corporation

570 Lexington Avenue, 44th Floor

New York, New York 10022

(212) 319 4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom John M. Mutkoski Seo Salimi Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Lars Van Bever Robin Van Gysel Eubelius CVBA Louizalaan 99 Avenue Louise B-1050 Brussels +32 2 543 31 00	Richard D. Truesdell Jr. Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Arnaud Coibion Filip Lecoutre Linklaters LLP Rue Brederode 13 1000 Brussels +32 2 501 95 95

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Explanatory Note

The sole purpose of this Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 is to amend the exhibit index and to submit exhibit 10.4. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibit filed herewith. This Amendment No. 2 does not contain a copy of the prospectus that was included in Amendment No. 1 to the Company’s Draft Registration Statement on Form F-1 and is not intended to amend or delete any part of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable. We maintain liability insurance for the benefit of our directors and members of our executive committee.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under Belgian law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary share capital issued and warrants granted by us since January 1, 2014. Some of the transactions described below involved directors, officers and 3% shareholders and are more fully described under the section of the prospectus entitled “Related-Party Transactions.”

Issuances of Ordinary Shares

•	On January 17, 2014, 6,583 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (2,083 warrants); July 9, 2009 (2,500 warrants); December 29, 2006 (2,000 warrants). The exercise resulted in an ordinary share capital increase of €10,440.21 (plus €16,999.83 in issuance premium) and the issuance of 5,583 new ordinary shares.

•	On April 18, 2014, 99,535 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (18,374 warrants); December 15, 2005 (7,500 warrants); December 29, 2006 (3,000 warrants); August 22, 2008 (27,500 warrants); July 9, 2009 (16,500 warrants); September 29, 2009 13,300 warrants and April 29, 2010 (13,361 warrants). The exercise resulted in an ordinary share capital increase of €158,227.67 (plus €293,370.92 in issuance premium) and the issuance of 85,098 new ordinary shares.

•	On June 30, 2014, the Company raised €41.7 million through a private placement of new ordinary shares. The exercise resulted in an ordinary share capital increase of €9,178,580.84 (plus €32,542,241.16 in issuance premium) and the issuance of 4,908,332 new ordinary shares.

•	On July 17, 2014, 10,000 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (3,333 warrants); September 29, 2009 (4,450 warrants) and April 29, 2010 (2,217 warrants). The exercise resulted in an ordinary share capital increase of €18,700 (plus €45,497.57 in issuance premium) and the issuance of 10,000 new ordinary shares.

•	On October 17, 2014, warrants were exercised at various exercise prices under the following warrant plan: December 15, 2005 (25,000 warrants). The exercise resulted in an ordinary share capital increase of €22,500 and the issuance of 12,500 new ordinary shares.

•	On December 31, 2014, our ordinary share capital amounted to €100,952,365.12, represented by 54,014,159 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 19, 2015, 117,446 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (3,000 warrants); August 22, 2008 (6,250 warrants); July 9, 2009 (11,814 warrants); September 29, 2009 (1,450 warrants); April 29, 2010 (25,525 warrants) and April 28, 2011 (69,407 warrants). The exercise resulted in an ordinary share capital increase of €216,819.02 (plus €692,607.05 in issuance premium) and the issuance of 115,946 new ordinary shares.

•	On March 16, 2015, 174,302 warrants were exercised at various exercise prices under the following warrant plans: July 9, 2009 (6,000 warrants); September 29, (32,450 warrants) and April 29, 2010 (135,852 warrants). The exercise resulted in an ordinary share capital increase of €325,944.74 (plus €966,737.44 in issuance premium) and the issuance of 174,302 new ordinary shares.

•	On April 17, 2015, 20,165 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (3,000 warrants); August 22, 2008 (6,250 warrants); July 9, 2009 (8,500 warrants); September 29, 2009 (2,350 warrants) and April 28, 2011 (1,565 warrants). The exercise resulted in an ordinary share capital increase of €37,603.55 (plus €74,822.15 in issuance premium) and the issuance of 20,165 new ordinary shares.

•	On June 3, 2015, 83,000 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (75,000 and 1,500 warrants respectively) and July 9, 2009 (6,500 warrants). The exercise resulted in an ordinary share capital increase of €155,210 (plus €255,745 in issuance premium) and the issuance of 83,000 new ordinary shares.

•	On July 17, 2015, 89,885 warrants were exercised at various exercise prices under the following warrant plans: July 13, 2006 (20,000 warrants- 2 warrants entitling to 1 share); August 22, 2008 (2,500 warrants); July 9, 2009 (2,500 warrants); September 29, 2009 (2,950 warrants); December 3, 2010 (10,000 warrants) and April 28, 2011 (51,935 warrants). The exercise resulted in an ordinary share capital increase of €149,384.95 (plus €451,106.35 in issuance premium) and the issuance of 79,885 new ordinary shares.

•	On July 29, 2015, 24,967 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (1,667 warrants); September 29, 2009 (1,800 warrants); December 3, 2010 (18,750 warrants) and April 28, 2011 (2,750 warrants). The exercise resulted in an ordinary share capital increase of €46,688.29 (plus €152,398.67 in issuance premium) and the issuance of 24,967 new ordinary shares.

•	On October 19, 2015, 5,200 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (2,300 warrants) and April 28, 2011 (2,900 warrants). The exercise resulted in an ordinary share capital increase of €9,724 (plus €31,525 in issuance premium) and the issuance of 5,200 new ordinary shares.

•	On December 7, 2015, 7,250 warrants were exercised at various exercise prices under the following warrant plans: December 3, 2010 (3,500 warrants) and April 28, 2011 (3,750 warrants). The exercise resulted in an ordinary share capital increase of €13,557.50 (plus €47,832.50 in issuance premium) and the issuance of 7,250 new ordinary shares.

•	On December 15, 2015, 425,000 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (75,000 warrants); July 13, 2006 (135,000 and 65,000 warrants respectively); October 30, 2009 (75,000 warrants) and April 28, 2011 (75,000 warrants). The exercise resulted in an ordinary share capital increase of €535,000 (plus €997,750 in issuance premium) and the issuance of 287,500 new ordinary shares.

•	On December 31, 2015, our ordinary share capital amounted to €102,442,297.17, represented by 54,812,374 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 18, 2016, 288,170 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (700 warrants); December 3, 2010 (10,500 warrants); April 28, 2011 (13,550 warrants); April 28, 2011 (25,000 warrants); February 1, 2012 (124,670 warrants); February 1, 2012 (66,875 warrants) and April 26, 2012 (46,875 warrants). The exercise resulted in an ordinary share capital increase of €538,877.90 (plus €653.414.80 in issuance premium) and the issuance of 288,170 new ordinary shares.

•	On February 17, 2016, 7,521 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (2,800 warrants) and February 1, 2012 (4,721 warrants). The exercise resulted in an ordinary share capital increase of €14,064.27 (plus €20,662.14 in issuance premium) and the issuance of 7,521 new ordinary shares.

•	On March 17, 2016, 211,241 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (1,000 warrants); September 29, 2009 (700 warrants); October 30, 2009 (10,000 warrants); February 1, 2012 (194,314 warrants) and November 6, 2012 (5,227 warrants). The exercise resulted in an ordinary share capital increase of €394,085.67 (plus €346,290.15 in issuance premium) and the issuance of 210,741 new ordinary shares.

•	On April 20, 2016, 18,400 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (3,200 warrants) and April 28, 2011 (1,000 warrants) and February 1, 2012 (14,200 warrants). The exercise resulted in an ordinary share capital increase of €34,408.00 (plus €42,222 in issuance premium) and the issuance of 18,400 new ordinary shares.

•	On June 1, 2016, the Company raised €74.2 million through a private placement of new ordinary shares. The exercise resulted in an ordinary share capital increase of €10,348,056.40 (plus €63,803,791.60 in issuance premium) and the issuance of 5,533,720 new ordinary shares.

•	On July 19, 2016, 43,568 warrants were exercised at various exercise prices under the following warrant plans: June 14, 2007 (7,500 warrants); August 22, 2008 (833 warrants); April 28, 2011 (6,000 warrants) and February 1, 2012 (29,235 warrants). The exercise resulted in an ordinary share capital increase of €77,947.16 (plus €82,542.23 in issuance premium) and the issuance of 39,818 new ordinary shares.

•	On October 18, 2016, 10,050 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (2,750 warrants) and February 1, 2012 (7,300 warrants). The exercise resulted in an ordinary share capital increase of €18,793.50 (plus €28,509.50 in issuance premium) and the issuance of 10,050 new ordinary shares.

•	On November 9, 2016, 938 warrants were exercised at various exercise prices under the following warrant plan: November 6, 2012 (938 warrants). The exercise resulted in an ordinary share capital increase of €1,754.06 (plus €3,348.66 in issuance premium) and the issuance of 938 new ordinary shares.

•	On December 31, 2016, our ordinary share capital amounted to €113,870,284.13, represented by 60,921,732 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 17, 2017, 154,342 warrants were exercised at various exercise prices under the following warrant plans: December 3, 2010 (4,000 warrants); April 28, 2011 (5,242 warrants); February 1, 2012 (9,331 warrants); November 6, 2012 (5,000 warrants); January 29, 2013 (31,626 warrants); January 29, 2013 (6,718 warrants); January 29, 2013 (8,072 warrants); January 29, 2013 (5,000 warrants); August 5, 2013 (65,000 warrants); August 5, 2013 (5,500 warrants); August 5, 2013 (3,906 warrants) and August 5, 2013 (4,947 warrants). The exercise resulted in an ordinary share capital increase of €288,619.54 (plus €723,319.51 in issuance premium) and the issuance of 154,342 new ordinary shares.

•	On April 19, 2017, 59,375 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (4,500 warrants); October 12, 2007 (3,571 warrants); December 3, 2010 (21,250 warrants); April 28, 2011 (5,600 warrants); February 1, 2012 (3,408 warrants); November 6, 2012 (269 warrants); January 29, 2013 (13,606 warrants); July 18, 2013 (5,250 warrants) and August 5, 2013 (1,921 warrants). The exercise resulted in an ordinary share capital increase of €106,823.75 (plus €291,978.02 in issuance premium) and the issuance of 57,125 new ordinary shares.

•	On July 18, 2017, 19,833 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (4,000 warrants); February 1, 2012 (5,521 warrants); January 29, 2013 (5,750 warrants); August 5, 2013 (4,083 warrants) and August 5, 2013 (479 warrants). The exercise resulted in an ordinary share capital increase of €121,444.25 and the issuance of 19,833 new ordinary shares.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Warrant Plans

Since January 1, 2014, we granted to employees, consultants and non-executive directors, pursuant to our warrant plans and in exchange for services rendered or to be rendered, warrants to purchase an aggregate of 1,937,066 ordinary shares with exercise prices ranging from €8.85 to €12.33 per share. Since January 1, 2014, an aggregate of 1,718,334 ordinary shares were issued upon the exercise of warrants issued under our warrant plans, at exercise prices between €1.80 to €8.68 per share, for aggregate proceeds of €9.5 million. Since January 1, 2014, an aggregate of 191, 997 warrants issued under our warrant plans were cancelled (either as lapsed or voided).

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ghent, Belgium, on             , 2017.

ABLYNX NV

By:
Name: Edwin Moses, Ph.D.
Title: Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Ablynx NV, hereby severally constitute and appoint Dr. Edwin Moses and BVBA, Woconsult represented by Wim Ottevaere, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Ablynx NV, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on             , 2017.

Signature	Title
Dr. Edwin Moses	Chief Executive Officer (Principal Executive Officer)
Woconsult BVBA, represented by Wim Ottevaere	Chief Financial Officer (Principal Financial and Accounting Officer)
Dr. Peter Fellner	Chairman of the Board
Remi Vermeiren	Director

Signature	Title
Catherine Moukheibir	Director
Greig Biotechnology Global Consulting, Inc., permanently represented by Russell Greig	Director
Dr. William J. Jenkins	Director

Orfacare Consulting GmbH, permanently represented by Dr. Bo Jesper Hansen, Ph.D.	Director

Feadon NV, permanently represented by Dr. Lutgart Van den Berge, Ph.D.	Director

Authorized Representative in the United States

By:
Name:
Title:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1*	Articles of Association (English translation)

3.2*	Bylaws (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

4.3*	Terms and Conditions of 3.25% senior unsecured convertible bonds due May 2020

5.1*	Opinion of Eubelius

10.1*	Lease Agreement, dated December 15, 2016, by and between Ablynx NV and Bio-Versneller NV (English translation)

10.2*†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors

10.3*†	Warrant Plans (English translation)

10.4#	Exclusive License Agreement, dated as of September 20, 2013, by and between Ablynx NV and Abbvie SARL

10.5*#	Research Collaboration and Exclusive License Agreement, dated as of October 1, 2012, by and between Ablynx NV and Essex Chemie AG

10.6*#	Research Collaboration and Exclusive License Agreement, dated as of January 31, 2014, by and between Ablynx NV and Merck Sharp & Dohme Corp

10.7*#	Amendment, dated July 20, 2015, to the Research Collaboration and Exclusive License Agreement, dated January 31, 2014, by and between Ablynx NV and Merck Sharp & Dohme Corp

10.8*#	License Agreement, dated as of May 20, 2010, by and between Ablynx NV and Research Corporation Technologies, Inc.

10.9*#	Amendment to the License Agreement, dated February 27, 2015, by and between Ablynx NV and Research Corporation Technologies, Inc.

10.10*#	Collaboration Agreement, dated July 19, 2017, by and between Ablynx NV and Sanofi

23.1*	Consent of Deloitte Bedrijfsrevisoren

23.2*	Consent of Eubelius (included in Exhibits 5.1)

24.1*	Power of Attorney (included on signature page to the original filing of this Registration Statement on Form F-1)

99.1**	Consent of Director Nominee

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested for portions of this exhibit. These portions will be omitted from the registration statement and have been filed separately with the United States Securities and Exchange Commission.